SE 17005551 N

| OMB APPROVAL |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-51234 |

SEC
Mail Processing
Section
FEB 24 2017
Washington DC
406

RMS

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

:PORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

ME OF BROKER DEALER: Pullman Securities, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

DRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9250 Robin Drive
(No. And Street)

Los Angeles (City) CA (State) 90069 (Zip Code)

ME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Pullman 310-288-0558
(Area Code - Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

DEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

Raphael Goldberg Nikpour Cohen & Sullivan
Certified Public Accountants PLLC
(Name - *if individual state last, first, middle name*)

97 Froehlich Farm Blvd. (Address) Woodbury (City) NY (State) 11797 (Zip Code)

ECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

*ims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant ist be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)*

.410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

aKB

## OATH OR AFFIRMATION

I, David Pullman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pullman Securities, LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- ☑ (o) Supplemental Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT** **CIVIL CODE § 1189**

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California )
County of Los Angeles )

On 1,21,2017 before me, AFSHIN KHODDAM, Notary public,
Date — Here Insert Name and Title of the Officer

personally appeared David Richard Pullman
Name(s) of Signer(s)

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

AFSHIN KHODDAM
Commission # 2147440
Notary Public - California
Los Angeles County
My Comm. Expires Apr 21, 2020

Signature [signature]
Signature of Notary Public

*Place Notary Seal Above*

**OPTIONAL**

*Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.*

**Description of Attached Document**
Title or Type of Document: Annual Audited Report Document Date: 1,21,2017
Number of Pages: 2 Signer(s) Other Than Named Above: ______

**Capacity(ies) Claimed by Signer(s)**

| Signer's Name: ______ | Signer's Name: ______ |
|---|---|
| ☐ Corporate Officer — Title(s): ______ | ☐ Corporate Officer — Title(s): ______ |
| ☐ Partner — ☐ Limited ☐ General | ☐ Partner — ☐ Limited ☐ General |
| ☐ Individual ☐ Attorney in Fact | ☐ Individual ☐ Attorney in Fact |
| ☐ Trustee ☐ Guardian or Conservator | ☐ Trustee ☐ Guardian or Conservator |
| ☐ Other: ______ | ☐ Other: ______ |
| Signer Is Representing: ______ | Signer Is Representing: ______ |

RGNC&S
RAPHAEL GOLDBERG NIKPOUR COHEN SULLIVAN
CERTIFIED PUBLIC ACCOUNTANTS PLLC

Mark C. Goldberg CPA
Mark Raphael CPA
Floria Samii-Nikpour CPA
Allan B. Cohen CPA
Michael R. Sullivan CPA

Anita C. Jacobsen CPA

Founding Partner:
Melvin Goldberg CPA

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

To the Member
of Pullman Securities, LLC

We have audited the accompanying statement of financial condition of Pullman Securities, LLC (a California corporation) as of December 31, 2016, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements. Pullman Securities, LLC's management is responsible for this financial statement. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of Pullman Securities, LLC as of December 31, 2016 in accordance with accounting principles generally accepted in the United States of America.

Raphael Goldberg Nikpour Cohen & Sullivan CPA's PLLC

Raphael Goldberg Nikpour Cohen & Sullivan
Certified Public Accountants PLLC

February 13, 2017

97 FROEHLICH FARM BLVD. WOODBURY, NEW YORK 11797 TEL: 516.864.8800 FAX: 516.496.9888 WWW.RSGNCCPAS.COM

RGNC&S
RAPHAEL GOLDBERG NIKPOUR COHEN SULLIVAN
CERTIFIED PUBLIC ACCOUNTANTS PLLC

Mark C. Goldberg CPA
Mark Raphael CPA
Floria Samii-Nikpour CPA
Allan B. Cohen CPA
Michael R. Sullivan CPA

Anita C. Jacobsen CPA

Founding Partner:
Melvin Goldberg CPA

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Pullman Securities, LLC

We have audited the accompanying financial statements of Pullman Securities, LLC (a California corporation), which comprise the statement of financial condition as of December 31, 2016, and the related statements of operations, changes in shareholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Pullman Securities LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Pullman Securities, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information has been subjected to audit procedures performed in conjunction with the audit of Pullman Securities LLC's financial statements. The supplemental information is the responsibility of Pullman Securities LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Raphael Goldberg Nikpour Cohen & Sullivan CPA's PLLC

Raphael Goldberg Nikpour Cohen & Sullivan
Certified Public Accountants PLLC

February 13, 2017

Pullman Securities, LLC
Statement of Financial Condition
As of December 31, 2016

## ASSETS

| | | |
|---|---|---|
| Current Assets | | |
| Cash | $ | 29,808 |
| Total Assets | $ | 29,808 |

## LIABILITIES AND MEMBER'S EQUITY

| | | |
|---|---|---|
| Current Liabilities | | |
| Accounts Payable and Accrued Expenses | $ | 3,775 |
| Member's Equity | | 26,033 |
| Total Liabilities and Member's Equity | $ | 29,808 |

See accompanying notes to financial statements.

Pullman Securities, LLC
Statement of Operations
(CONFIDENTIAL PURSUANT TO SEC RULE 17a-5(e)(3))
December 31, 2016

| | | |
|---|---|---|
| Revenue: | | |
| Consulting Income | $ | 7,500 |
| Interest Income | | 23 |
| Total Revenue | | 7,523 |
| Expenses: | | |
| Administrative Fees | | 1,200 |
| Bank Service Charge | | 6 |
| Professional Fees | | 3,962 |
| Regulatory Fees | | 1,887 |
| Total Expenses | | 7,055 |
| Net Income | $ | 468 |

See accompanying notes to financial statements.

Pullman Securities, LLC
Statement of Changes in Member's Equity
Year Ended December 31, 2016

| | | |
|---|---|---|
| Member's Equity, Janaurry 1, 2016 | $ | 25,565 |
| Net Income | | 468 |
| Member's Equity, December 31, 2016 | $ | 26,033 |

See accompanying notes to financial statements.

Pullman Securites, LLC
Statement Of Cash Flows
(CONFIDENTIAL PURSUANT TO SEC RULE 17a-5(e)(3))
For the Year Ended December 31, 2016

| | | |
|---|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES: | | |
| Net income | $ | 468 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Increase (Decrease) in Cash Flows as a result of changes in asset and liability account balances: | | |
| Accounts payable and Accrued Expenses | | 2,200 |
| NET CASH PROVIDED BY OPERATING ACTIVITIES | | 2,668 |
| NET INCREASE IN CASH | | 2,668 |
| Cash at January 1, 2016 | | 27,140 |
| Cash at December 31, 2016 | $ | 29,808 |

See accompanying notes to financial statements.

Note 1 - Organization and Nature of Business

Pullman Securities, LLC (the "Company") is a Limited Liability Company organized under the laws of the State of Delaware on July 22, 1998.

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company does not clear securities transactions or carry customers' accounts on a fully disclosed basis. Accordingly, the Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the Securities and Exchange Act of 1934 and is exempt from the remaining provisions of that rule.

The Company conducts a consulting business and intends to engage in private placement of non-registered securities with institutional accounts.

Note 2 - Summary of Significant Accounting Policies

Statement of Cash Flows

For purposes of reporting cash flows, cash and cash equivalents include cash on hand and demand deposits with banks or financial institutions with original maturities of three months or less.

Income Taxes

The Company is a Single Member Limited Liability Company which has elected to be taxed as a sole proprietor. Therefore, no provisions for federal or state taxes are made by the Company. Members of a Limited Liability Company are individually taxed on their pro-rata share of the Company's earnings.

Note 2 - Summary of Significant Accounting Policies (cont'd.)

The Company's federal, state and local tax returns are subject to possible examination by the taxing authorities until expiration of the related statutes of limitations on those tax returns. In general, the federal and state income tax returns have a three year statute of limitations. The Company would recognize accrued interest and penalties associated with uncertain tax positions, if any, as part of the income tax provision.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash Balances

The Company considers cash balances maintained with the bank to be cash; such balances are fully insured.

## Note 3 - Net Capital Requirement

As a registered broker-dealer and member of FINRA, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires that net capital, as defined, be at least the greater of $5,000 or 6.667% of aggregate indebtedness, as defined. The Rule prohibits the Company from distributing equity capital or paying cash dividends if its resulting net capital is less than one-tenth of aggregate indebtedness or 120% of the minimum dollar amount required, whichever is greater.

Net capital and aggregate indebtedness change from day to day, but at December 31, 2016, the Company had net capital of $26,033 which exceeded its requirement of $5,000 by $21,033. Aggregate indebtedness was $3,775. The Company's net capital ratio was 14.50 to 1 of net capital to aggregate indebtedness.

## Note 4 - Fair Value

Effective January 1, 2008, the Company adopted Statement of Financial Accounting Standards ("SFAS") ASC 820 "Fair Value Measurements and Disclosures," for assets and liabilities measured at fair value on a recurring basis. The adoption of ASC 820 had no effect on the Company's financial statements. ASC 820 accomplishes the following key objectives:

Defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date;

Establishes a three-level hierarchy (the "Valuation Hierarchy") for fair value measurements;

Note 4 - Fair Value (cont'd.)

Requires consideration of the Company's creditworthiness when valuing liabilities; and

Expands disclosures about instruments measured at fair value.

The Valuation Hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. A financial instrument's categorization within the Valuation Hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of the Valuation Hierarchy and the distribution of the Company's financial assets within it are as follows:

Level 1 - inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - inputs to the valuation methodology included quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 - inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Certain financial instruments are carried at cost on the balance sheet, which approximates fair value due to their short-term, highly liquid nature. These instruments include cash and cash equivalents, accounts receivable, accrued expenses and other liabilities, and deferred revenue.

## Note 5 - Subsequent Events

These financial statements were approved by management and available for issuance on February 13, 2017. Subsequent events have been evaluated through this date.

Pullman Securites, LLC
SUPPLEMENTARY INFORMATION
(CONFIDENTIAL PURSUANT TO SEC RULE 17a-5(e)(3))
December 31, 2016

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

| | |
|---|---|
| Total members' equity | 26,033 |
| Net capital | 26,033 |
| Aggregate indebtedness | 3,775 |
| Computed minimum net capital required (6.67 % of aggregate indebtedness) | 252 |
| Minimum net capital requirement (under SEC Rule 15c3-1) | 5,000 |
| Excess net capital (under SEC Rule 15c3-1) (26,033-$5,000) | 21,033 |
| Percentage of aggregate indebtedness to net capital $3,775 / $26,033 | 14.50% |

There are no material differences between the computation of net capital presented above and the computation of net capital reported on the Company's unaudited amended Form X-17A-5, Part II-A Focus Report filed January 24, 2017.

See independent auditors' report.

Pullman Securities, LLC
Statement Pursuant to SEC Rule 17a-5(d)(4)
As of December 31, 2016

Reconciliation with Company's Computation (included in Part IIA of Form X-17A-5 as of December 31, 2016)

| | |
|---|---|
| Net Capital, as Reported in Company's Part IIA (unaudited) FOCUS Report | $ 26,033 |
| Audit Adjustments | - |
| Net Capital, as Audited | $ 26,033 |

No material differences exists between the computation of net capital presented above and the computation of net capital reported on the Company's unaudited Form X-17A-5 Part IIA.

See independent auditors' report.

RGNC&S RAPHAEL GOLDBERG NIKPOUR COHEN SULLIVAN
CERTIFIED PUBLIC ACCOUNTANTS PLLC

Mark C. Goldberg CPA
Mark Raphael CPA
Floria Samii-Nikpour CPA
Allan B. Cohen CPA
Michael R. Sullivan CPA

Anita C. Jacobsen CPA

Founding Partner:
Melvin Goldberg CPA

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Pullman Securities LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report, in which (1) Pullman Securities LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Pullman Securities LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) Pullman Securities LLC stated that Pullman Securities LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Pullman Securities LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Pullman Securities LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Raphael Goldberg Nikpour Cohen & Sullivan CPA's PLLC

Raphael Goldberg Nikpour Cohen & Sullivan
Certified Public Accountants PLLC

February 13, 2017

# Pullman Securities LLC

# 9250 Robin Dr.

# Los Angeles, CA 90069-1126

**Assertions Regarding Exemption Provisions**

Pullman Securities, LLC operates pursuant to paragraph (k)(2)(i) of SEC Rule 15c3-3 under which the Company claims an exemption from SEC Rule 15c3-3. The Company is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that it does not handle customer funds or securities. Accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

The Company has met the identified exemption provisions throughout the year the period of January 1, 2016 through December 31, 2016 without exception.

David Pullman, Chairman and CEO

January 31, 2017

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

| OMB APPROVAL |
|---|
| OMB Number: 3235-0123 |
| Expires: May 31, 2017 |
| Estimates average burden |
| Hours per response . . . 12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-51234 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

:EPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

IAME OF BROKER DEALER: Pullman Securities, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

.DDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9250 Robin Drive
(No. And Street)

| Los Angeles | CA | 90069 |
|---|---|---|
| (City) | (State) | (Zip Code) |

AME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Pullman 310-288-0558
(Area Code - Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

IDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

Raphael Goldberg Nikpour Cohen & Sullivan
Certified Public Accountants PLLC
(Name - *if individual state last, first, middle name)*

| 97 Froehlich Farm Blvd. | Woodbury | NY | 11797 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

HECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

***CONFIDENTIAL TREATMENT REQUESTED***

| FOR OFFICIAL USE ONLY |
|---|
| |

*:laims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

**OATH OR AFFIRMATION**

I, David Pullman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pullman Securities, LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- ☐ (o) Supplemental Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT** **CIVIL CODE § 1189**

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California )
County of Los Angeles )

On 1,21,2017 before me, AFSHIN KHODDAM, Notary public,
*Date* *Here Insert Name and Title of the Officer*

personally appeared David Richard Pullman
*Name(s) of Signer(s)*

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

AFSHIN KHODDAM
Commission # 2147440
Notary Public - California
Los Angeles County
My Comm. Expires Apr 21, 2020

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature ______________________
*Signature of Notary Public*

*Place Notary Seal Above*

**OPTIONAL**

*Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.*

**Description of Attached Document**
Title or Type of Document: Annual Audited Report Document Date: 1,21,2017
Number of Pages: 2 Signer(s) Other Than Named Above: ______

**Capacity(ies) Claimed by Signer(s)**

Signer's Name: ______
☐ Corporate Officer — Title(s): ______
☐ Partner — ☐ Limited ☐ General
☐ Individual ☐ Attorney in Fact
☐ Trustee ☐ Guardian or Conservator
☐ Other: ______
Signer Is Representing: ______

Signer's Name: ______
☐ Corporate Officer — Title(s): ______
☐ Partner — ☐ Limited ☐ General
☐ Individual ☐ Attorney in Fact
☐ Trustee ☐ Guardian or Conservator
☐ Other: ______
Signer Is Representing: ______